SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For  23 August 2013

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 14 August 2013
99.2	Transaction in Own Shares dated 15 August 2013
99.3	Transaction in Own Shares dated 16 August 2013
99.4	Transaction in Own Shares dated 19 August 2013
99.5	Transaction in Own Shares dated 20 August 2013
99.6	Transaction in Own Shares dated 21 August 2013
99.7	Transaction in Own Shares dated 22 August 2013

Exhibit 99.1

InterContinental Hotels Group PLC
(the "Company")
Transaction in Own Shares

The Company announces that on 14 August 2013 it acquired 61,162 of its own ordinary shares at an average price of 1974.4404 pence per ordinary share. The highest and lowest prices paid for these shares were 1986 pence per share and 1960 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 4,944,111 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be
263,960,836.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.2

InterContinental Hotels Group PLC
(the "Company")
Transaction in Own Shares

The Company announces that on 15 August 2013 it acquired 90,000 of its own ordinary shares at an average price of 1946.1703 pence per ordinary share. The highest and lowest prices paid for these shares were 1972 pence per share and 1935 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 5,034,111 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be
263,893,106.

For further information, please contact:
 Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.3

InterContinental Hotels Group PLC
(the "Company")
Transaction in Own Shares
The Company announces that on 16 August 2013 it acquired 75,390 of its own ordinary shares at an average price of 1923.9961 pence per ordinary share. The highest and lowest prices paid for these shares were 1941 pence per share and 1913 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 5,109,501 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be
263,817,716.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.4

InterContinental Hotels Group PLC
(the "Company")
Transaction in Own Shares

The Company announces that on 19 August 2013 it acquired 65,000 of its own ordinary shares at an average price of 1955.9019 pence per ordinary share. The highest and lowest prices paid for these shares were 1968 pence per share and 1938 pence per share respectively.

The shares purchased will be held as Treasury Shares. Following settlement of the above purchase, the Company will hold 5,174,501 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 263,752,716.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.5

InterContinental Hotels Group PLC
(the "Company")
Transaction in Own Shares

The Company announces that on 20 August 2013 it acquired 85,000 of its own ordinary shares at an average price of 1961.5067 pence per ordinary share. The highest and lowest prices paid for these shares were 1978 pence per share and 1951 pence per share respectively.

The shares purchased will be held as Treasury Shares. Following settlement of the above purchase, the Company will hold 5,259,501 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 263,667,716.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.6

InterContinental Hotels Group PLC
(the "Company")
Transaction in Own Shares

The Company announces that on 21 August 2013 it acquired 150,000 of its own ordinary shares at an average price of 1852.5017 pence per ordinary share. The highest and lowest prices paid for these shares were 1862 pence per share and 1849 pence per share respectively.

The shares purchased will be held as Treasury Shares. Following settlement of the above purchase, the Company will hold 5,409,501 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 263,517,716.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.7

InterContinental Hotels Group PLC
(the "Company")
Transaction in Own Shares

The Company announces that on 22 August 2013 it acquired 70,504 of its own ordinary shares at an average price of 1854.0806 pence per ordinary share. The highest and lowest prices paid for these shares were 1862 pence per share and 1847 pence per share respectively.

The shares purchased will be held as Treasury Shares. Following settlement of the above purchase, the Company will hold 5,480,005 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 263,447,212.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	23 August 2013